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                                                                EXHIBIT 3(ii)(A)

    AMENDMENT TO THE AMENDED AND RESTATED BY-LAWS OF EOS INTERNATIONAL, INC.

        Section 3.02 of the By-laws of the Corporation is deleted and replaced in its entirety with the following:

               SECTION 3.02 NUMBER, ELECTION, AND TERM OF OFFICE. The number of Directors which shall constitute the whole Board shall be fixed from time to time by resolution of the Board of Directors but shall not be less than one nor more than fifteen. Except as otherwise provided in these By-Laws, all decisions of the Board of Directors shall be made by a majority of its members. Directors need not be stockholders. Directors shall be elected at the annual meeting of Stockholders or, if, in accordance with Section 2.01 hereof, no such annual meeting is held, by written consent in lieu of a meeting pursuant to Section 2.09 hereof; and each Director so elected shall hold office until his successor is elected and qualified or until his earlier death, resignation, or removal in the manner hereinafter provided.